FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                       SYNGENTA AG
Press Releases:

(1)    “Syngenta announces breakthrough sugar cane planting technology in Brazil”

(2)    “Syngenta acquires Chrysanthemum and Aster business from US flowers producer Yoder Brothers”

Filed herewith are press releases related to Syngenta AG. The full text of the press releases follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323 Anne Burt USA+1 202 628 2372	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA+1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA+1 202 737 6520

Basel, Switzerland, October 29, 2008

Syngenta announces breakthrough sugar cane planting technology in Brazil

Syngenta announced today that it is developing a new technology to dramatically improve the cost efficiency of sugar cane planting in Brazil. Syngenta´s innovation would reduce planting costs per hectare by some 15%, driven by a novel approach to grow sugar cane from smaller cane segments using proprietary treatments. The technology is planned for launch in 2010 under the brand name PleneTM and has a market potential of $300 million per year by 2015.

Current practice for planting sugar cane is labor and equipment intensive. Rather than using the present method of planting 30-40 centimeter long cuttings, Syngenta is developing a method of producing sugarcane segments of less than four centimeters in length. These will be treated with proprietary crop protecting seed care applications to maximize early plant development.

The method would allow sugar cane growers to replant their fields more frequently, eliminating the typical yield degradation of the crop and thereby leading to a yield gain of up to 15%. It would also enable growers to use lighter planting equipment which saves on fuel costs. This planting machinery is under development in partnership with US agricultural equipment manufacturer John Deere.

“Plene will represent a breakthrough in cost efficiency for the planting of sugar cane”, said John Atkin, Chief Operating Officer of Syngenta Crop Protection. “Sugar cane is an important crop for food and bioethanol, and demand is expected to grow strongly. Plene will broaden our offer significantly and bring to our sugar cane customers an integrated seed, crop protection and technical support program with clear productivity and cost benefits.”

Brazil is the market leader in sugar cane production, with some eight million hectares under cultivation, 2% of the country’s arable land. Current production of sugar cane is around 500 million tons1. Increased demand for sugar cane comes from its use as sugar and as a raw material in the production of biofuel. Today, Brazil produces 40% of global bioethanol.

The introduction of Plene is pending regulatory approvals in Brazil.

 1 Source: Brazilian Ministry of Agriculture

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology.  The company is a leader in crop protection, and ranks third in the high-value commercial seeds market.  Sales in 2007 were approximately $9.2 billion.  Syngenta employs over 21,000 people in more than 90 countries.  Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT).  Further information is available at www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Item 2

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323 Anne Burt USA+1 202 628 2372	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA+1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA+1 202 737 6520

Basel, Switzerland, 29 October 2008

Syngenta acquires Chrysanthemum and Aster business from US flowers producer Yoder Brothers

Syngenta announced today that it has signed an agreement to acquire the pot and garden Chrysanthemum and Aster business of US flowers producer Yoder Brothers Inc. Parties agreed not to disclose financial details of the transaction. Chrysanthemums are one of the top five selling pot and garden flowers in the global industry. In 2007 the two crops accounted for around $24 million of Yoder’s sales.

“This targeted acquisition significantly strengthens our proprietary flower cuttings portfolio and broadens our offer to growers with two new crops. The Yoder brand is highly recognized in the flowers industry and their Chrysanthemums and Asters stand for top quality genetics“, said Robert Berendes, Head of Business Development at Syngenta.

The acquisition includes all rights to Yoder’s Chrysanthemum and Aster genetics and breeding programs, as well as the Yoder brand name, and will involve some 150 employees joining Syngenta.

The transaction is expected to close in Q4 2008, pending regulatory approvals.

Syngenta Flowers is a worldwide leader in the pot and bedding plant industry with a large proprietary portfolio. Operating on a global basis, it breeds and markets high-quality flower seeds, young plants and cuttings for the ornamental industry. In 2007, Syngenta reported flowers sales of $272 million.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2007 were approximately $9.2 billion. Syngenta employs over 21,000 people in more than 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	October 29, 2008	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes